UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                   SCHEDULE TO

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                                ----------------
                        WESTIN HOTELS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                              KALMIA INVESTORS, LLC
                       MERCED Partners Limited Partnership
                               Smithtown Bay, LLC
                         Global Capital Management, Inc.
                               John D. Brandenborg
                                 Michael J. Frey
                                (Name of Offeror)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   960 377 109
                      (Cusip Number of Class Of Securities)

                                 Michael J. Frey
                            c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305
                                 (888) 323-3757
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Offeror)

                                 With a copy to:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 574-1200
                            Facsimile: (212) 480-8421

                                ----------------

                            CALCULATION OF FILING FEE
================================================================================

                       TRANSACTION VALUATION:* $84,843,125
                       AMOUNT OF FILING FEE:   $6,863.81


================================================================================

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 117,025 UNITS AT A PURCHASE PRICE OF $725 PER UNIT OF LIMITED PARTNERSHIP INTEREST IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS $80.90 PER ONE MILLION DOLLARS OF THE VALUE OF SUCH UNITS.

|X|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filling.

                   Amount Previously Paid:            $2,932.63

                   Form or Registration No.:          005-54933

                   Filing Party:          Kalmia Investors, LLC

                   Date Filed:                  January 8, 2004

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  Third-party tender offer subject to Rule 14d-1

[_]  Issuer tender offer subject to Rule 13e-4

[_]  Going-private transaction subject to Rule 13e-3

|X|  Amendment to Schedule 13D under Rule 13d-2


Check the following box if the filing is a final amendment reporting the results of the tender offer: ?
================================================================================

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO (which together with Amendment No. 1 thereto and this Amendment No. 2 constitutes the "Tender Offer Statement") filed with the Securities and Exchange Commission on January 8, 2004, and relates to the offer by Kalmia Investors, LLC, a Delaware limited liability company ("Kalmia" or the "Purchaser"), and Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John
D. Brandenborg and Michael J. Frey, to purchase up to 117,025 units of limited partnership interest ("Units") of Westin Hotels Limited Partnership, a Delaware Limited Partnership (the "Partnership"), at $725 per Unit, without interest thereon, less the amount of any distributions declared or paid on or after December 31, 2003, in respect of that Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 8, 2004, and in the related Agreement of Sale (which, together with any amendments or supplements, constitute the "Offer"), copies of which are attached as Exhibits (a)(1)-1 and
(a)(1)-2, respectively. Unitholders who tender their Units to us will not be obligated to pay the $50.00 transfer fee per transferring Unitholder charged by the Partnership, as this cost will be borne by the Purchaser.

This Amendment No.2 is filed to increase in the amount of Units requested from 50,000 Units to 117,025 Units (which together with those already owned by the Purchaser constitute 100% of the outstanding Units), to reflect the receipt of a letter from counsel to Westin Realty Corp. by the Purchaser dated January 6, 2004, and to amend Item 5 of the Schedule TO to reflect such communications, to reflect the issuance of a press release by the Purchaser dated January 14, 2004 (see Exhibit (a)(1)-8, included herein) and to reflect the mailing of a letter by the Purchaser to Unitholders dated January 14, 2004 (see Exhibit (a)(1)-9 included herein).

The information set forth in the Offer to Purchase (see Exhibit (a)(1)-1 included herein) is incorporated in this Schedule TO by reference, in answers to Items 1 through 4 and Items 6 through 11 of this Tender Offer Statement.

ITEM 5. PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in Section 9 ("Past Contacts, Transactions, Negotiations an Agreements") of the Offer to Purchase is incorporated herein by reference.

     Item 5 of the Schedule TO is hereby amended and supplemented to amend and supplement the information set forth in Section 9 "Past Contacts, Transactions, Negotiations an Agreements" of the Offer to Purchase as follows:

     On January 6, 2004, counsel to Weston Realty Corp., the general partner of the Partnership, sent a letter to the Purchaser responding to the Purchaser's request for documents.


ITEM 12.        EXHIBITS.

   (a)(1)-1   Offer to Purchase, dated January 14, 2004.
   (a)(1)-2   Agreement of Sale.*
   (a)(1)-3   Cover Letter, dated January 8, 2004, from Purchaser to
              Unitholders.*
   (a)(1)-4   Summary Publication of Notice of Offer, dated January 8, 2004.*
   (a)(1)-5   Unaudited financial statements for the years ended December
              31, 2002 and 2001, and unaudited statements of financial condition as of November 30, 2003, September 30, June 30, 2003 and March 31, 2003, of Merced Partners Limited Partnership.*
   (a)(1)-6 Notice of Withdrawal of Previously Tendered Units of Limited Partnership Interest of Westin Hotels Limited Partnership to
              WHLP Acquisition LLC.*
   (a)(1)-7   Letter to General Partner from Purchaser, dated January 9, 2004.*
   (a)(1)-8   Press Release of the Purchaser, dated January 14, 2004.
   (a)(1)-9   Letter dated January 14, 2003, from the Purchaser to Unitholders.
   (b)        Not applicable.
   (d)        Not applicable.
   (g)        Not applicable.
   (h)        Not applicable.

------
*previously filed


Item 13 INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                           KALMIA INVESTORS, LLC

                             By: Smithtown Bay, LLC
                                   Its Manager

                             By: Global Capital Management, Inc.
                                 Its Manager

                             By: /s/ Michael J. Frey
                                 ------------------------------
                                 Name: Michael J. Frey
                                 Title: Chief Executive Officer

                             Dated: January 14, 2004

                           SMITHTOWN BAY, LLC

                             By: Global Capital Management, Inc.
                                 Its Manager

                             By: /s/ Michael J. Frey
                                 ------------------------------
                                 Name: Michael J. Frey
                                 Title: Chief Executive Officer

                             Dated: January 14, 2004

                             MERCED PARTNERS LIMITED
                             PARTNERSHIP

                             By: Global Capital Management, Inc.
                             Its General Partner

                             By: /s/ Michael J. Frey
                                 ------------------------------
                                 Name: Michael J. Frey
                                 Title: Chief Executive Officer

                             Dated: January 14, 2004

                           GLOBAL CAPITAL
                           MANAGEMENT, INC.

                             By: /s/ Michael J. Frey
                                 -----------------------------
                                 Name: Michael J. Frey
                                 Title: Chief Executive Officer

                             Dated: January 14, 2004

                           MICHAEL J. FREY

                             By: /s/ Michael J. Frey
                                 -----------------------------

                             Dated: January 14, 2004

                           JOHN D. BRANDENBORG

                             By: /s/ John D. Brandenborg
                                 ----------------------------
                             Dated: January 14, 2004

                                  EXHIBIT INDEX
Exhibit
Number               Description                                     Page
-------              ------------                                    ----

(a)(1)-1         Offer to Purchase, dated January 14, 2004.
(a)(1)-2         Agreement of Sale.
(a)(1)-3         Cover Letter, dated January 8, 2004, from
                 Purchaser to Limited Partners.*
(a)(1)-4         Summary Publication of Notice of Offer dated
                 January 8, 2004.*
(a)(1)-5         Unaudited financial statements for
                 the years ended December 31, 2002
                 and 2001, and unaudited statements
                 of financial condition as of
                 November 30, 2003, September 30,
                 2003, June 30, 2003 and March 31,
                 2003, of Merced Partners Limited
                 Partnership.*
(a)(1)-6 Notice of Withdrawal of Previously Tendered Units of Limited Partnership Interest of Westin Hotels Limited Partnership to WHLP Acquisition LLC.*
(a)(1)-7         Letter to General Partner from Purchaser, dated
                 January 9, 2004.*
(a)(1)-8         Press Release of the Purchaser, dated January 14,
                 2004.
(a)(1)-9 Letter dated January 14, 2003, from the Purchaser to Unitholders.
(b)              Not applicable.
(d)              Not applicable.
(g)              Not applicable.
(h)              Not applicable.


------
*previously filed